UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 4

WHITE MOUNTAINS INSURANCE GROUP, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Managing Director and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone:  (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

 CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$57,300.00

*
This valuation represents the purchase of a total of 1,000,000 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd., at the price of $500.00 per Share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $57,300.00	Filing Party: White Mountains Insurance Group, Ltd.
Form or Registration No.: Schedule TO	Date Filed: February 24, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the “Company”), on February 24, 2012, relating to the offer by the Company to purchase 1,000,000 of its issued and outstanding Common Shares, par value $1.00 per share (the “Common Shares” or the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $500.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2012 and in the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

On March 28, 2012, the Company issued a press release announcing the final results of the Offer.  A copy of the press release is attached hereto as Exhibit (a)(5)(C) and incorporated herein by reference.

Item 12.  Exhibits.

“Item 12.  Exhibits” to the Schedule TO is hereby amended and supplemented to add the following document filed herewith:

Exhibit No.	Description
(a)(5)(C)	Press Release, dated March 28, 2012

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ J. Brian Palmer
Name: J. Brian Palmer
Title: Vice President and Chief Accounting Officer

March 28, 2012

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INDEX OF EXHIBITS
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated February 24, 2012
(a)(1)(B)*	Letter of Transmittal dated February 24, 2012
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Summary Advertisement as published on February 24, 2012
(a)(1)(G)*	Letter from the Company’s Corporate Secretary to shareholders dated February 24, 2012
(a)(1)(H)*	Letter to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated February 24, 2012
(a)(1)(I)*	Letter to participants in the Sirius International Holding Company, Inc. 401(k) Savings and Investment Plan, dated February 24, 2012
(a)(5)(A)*	Press Release, dated February 23, 2012
(a)(5)(B)*	Press Release, dated March 23, 2012
(a)(5)(C)**	Press Release, dated March 28, 2012
(d)(1)
Investment Management Agreement between Prospector Partners, LLC and White Mountains Advisors LLC (incorporated by reference herein and filed as Exhibit 99.1 to the Company’s 2006 Annual Report on Form 10-K dated February 28, 2005)

(d)(2)
Amendment to the Investment Management Agreement between Prospector Partners, LLC and White Mountains Advisors LLC dated February 23, 2006 (incorporated by reference herein and filed on the Company’s Report on Form 8-K dated February 28, 2006)

(d)(3)
Investment Management Agreement between Prospector Partners, LLC and OneBeacon dated November 14, 2006 (incorporated by reference herein and filed as Exhibit 10.11 of the Company’s 2006 Annual Report on Form 10-K)

(d)(4)
Consulting Letter Agreement between Prospector Partners, LLC and White Mountains Advisors LLC (incorporated by reference herein and filed as Exhibit 99.2 of the Company’s Report on Form 8-K dated June 20, 2005)

(d)(5)	White Mountains Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.15 to the Company’s 2006 Annual Report on Form 10-K dated February 28, 2007)
(d)(6)
White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company’s Notice of 2010 Annual General Meeting of Members and Proxy Statement dated March 29, 2010)

(d)(7)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.17 of the Company’s 2004 Annual Report on Form 10-K)

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Exhibit No.	Description
(d)(8)	White Mountains Insurance Group Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.14 of the Company’s 2003 Annual Report on Form 10-K)
(d)(9)	White Mountains Re Long Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.12 of the Company’s 2009 Annual Report on Form 10-K)
(d)(10)	OneBeacon Insurance Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.18 of the Company’s 2003 Annual Report on Form 10-K)
(d)(11)	OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.20 of the Company’s 2009 Annual Report on Form 10-K)
(d)(12)	First Amendment to OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.21 of the Company’s 2009 Annual Report on Form 10-K)
(d)(13)	OneBeacon’s 2010 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.24 of the Company’s 2010 Annual Report on Form 10-K)
(d)(14)
Amended and Restated Revenue Sharing Agreement among John D. Gillespie, Fund American Companies, Inc. and Folksamerica Reinsurance Company (incorporated by reference herein and filed as Exhibit 10.26 of the Company’s 2004 Annual Report on Form 10-K)

(d)(15)
Nonqualified Stock Option Agreement made as of the 6th day of March 2007, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 99.1 of the Company’s Report on Form 8-K/A dated March 7, 2007)

(d)(16)
Amendment No. 1 to Nonqualified Stock Option Agreement made as of the 10th day of August 2010, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Report on Form 10-Q dated October 29, 2010)

(d)(17)
Restricted Share Award Agreement made as of the 6th day of March 2007, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 99.2 of the Company’s Report on Form 8-K/A dated March 7, 2007)

(d)(18)
Amendment No. 1 to Restricted Share Award Agreement made as of the 10th day of August 2010, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Report on Form 10-Q dated October 29, 2010)

(d)(19)	Full proxy to vote granted to Raymond Barrette by John J. Byrne, dated as of January 22, 2007 (incorporated by reference herein and filed as Exhibit 1 of the Schedule 13D dated January 22, 2007)
(g)	Not applicable
(h)	Not applicable

*           Previously filed with the Schedule TO.
**         Filed herewith.

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